MEADOWS, COLLIER, REED, COUSINS & BLAU, L.L.P.
ATTORNEYS AT LAW
A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
901 MAIN STREET, SUITE 3700
DALLAS, TEXAS 75202
(214) 744-3700
www.meadowscollier.com

DAVID N. REED, P.C.	FAX (214) 747-3732
Partner	WATS (800) 451-0093
DIRECT DIAL (214) 749-2428
dreed@meadowscollier.com
May 14, 2009
VIA EDGAR ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”)—Application for Qualification of
Indenture under the Trust Indenture Act of 1939 on Form T-3 (the “Application”)
Regarding the Registrant’s Proposed 10% Senior Subordinated Notes Due 2012
Ladies and Gentlemen:
     As counsel for the Registrant, we hereby submit for filing under the Trust Indenture Act of 1939, as amended, the above referenced Application on Form T-3, together with related exhibits.
     Please contact the undersigned at (214) 749-2428 with any questions you may have regarding the Application.

Very truly yours, MEADOWS, COLLIER, REED, COUSINS & BLAU, L.L.P.
By:	/S/ DAVID N. REED
David N. Reed, P.C.
For the Firm

Enclosures
aw/381189